October 30, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delek Logistics Partners, LP (the “Partnership”)

Common Units Representing Limited Partner Interests

Registration Statement on Form S-1 (File No. 333-182631)

Ladies and Gentlemen:

As underwriters of the Partnership’s proposed public offering of up to 9,200,000 common units, representing limited partner interests, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4 P.M. (NYT) on November 1, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s preliminary prospectus dated October 25, 2012, through the date hereof:

Preliminary Prospectus dated October 25, 2012:

1,079 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong

Name:	Michele Allong
Title:	Authorized Signatory

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale

Name:	Victoria Hale
Title:	Vice President